Exhibit 99.2

Nothing in this electronic transmission constitutes or contemplates an offer to buy or the solicitation of an offer to sell securities in the United States or in any other jurisdiction.

This does not constitute and should not be considered as an advertisement, invitation, sale, an offer to sell, offer to purchase, or a solicitation to sell or solicitation to purchase or subscribe for securities (whether to the public or by way of private placement) within the meaning of the (Indian) Companies Act, 2013, as amended from time to time or other applicable laws, regulations and guidelines of India, nor shall it or any part of it form basis of or relied on in connection with any contract, commitment or any investment decision in relation thereto in India. The notes will not be offered or sold, and have not been offered or sold in India by means of any offering document or other document or material relating to the notes, directly or indirectly, to any person or to the public in India. This is not an offer document or an OM or a “private placement offer cum application letter” or a “prospectus” under the (Indian) Companies Act, 2013, as amended from time to time, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended from time to time or any other applicable law in India and no such document will be circulated or distributed to any person in India. This has not been and will not be registered as a “prospectus” or a statement in lieu of prospectus in respect of a public offer, information memorandum or “private placement offer cum application letter” or any other offering material with any registrar of companies in India, the Reserve Bank of India, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India, save and except for any information relating to the notes which is mandatorily required to be disclosed or filed in India under any applicable Indian laws.

Singapore Exchange Securities Trading Limited (“SGX-ST”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement by

Azure Power Energy Ltd

(incorporated in Mauritius with limited liability)

February 16, 2024

Azure Power Energy Ltd, a limited liability company incorporated in the Mauritius (the “Company”), hereby announces an offer to purchase for cash (the “Tender Offer”), upon terms and subject to the conditions set forth in the Tender Offer Memorandum dated February 16, 2024 (the “Tender Offer Memorandum”), its outstanding 3.575% Senior Notes due 2026 issued by the Company (the “Notes”) issued under the indenture dated April 19, 2021, as supplemented on December 8, 2023 (the “Indenture”). Capitalised terms used but not defined herein shall have the meanings given to them in the Tender Offer Memorandum, which is available on the Tender Offer Website (https://projects.morrowsodali.com/azurepower).

Description of the Notes	ISIN/Common Code	Principal Amount of the Notes(1)	Purchase Price(2)	Maximum Acceptance Amount(3)	Early Tender Deadline(4)	Tender Expiration Deadline(4)
3.575% Senior Notes due 2026	ISIN: US05502VAA17, CUSIP: 05502VAA1, Common Code: 237768736 (Rule 144A) ISIN: USV0002UAA52, CUSIP: V0002UAA5, Common Code: 23776875 (Regulation S)	U.S.$414,000,000	U.S.$1,000 per U.S.$1,000 in principal amount of Notes (the “Tender Consideration”) plus applicable Accrued Interest Payment	U.S.$12,000,000	5:00 p.m. (New York City time) on March 1, 2024 (the “Early Tender Deadline”)	5:00 p.m. (New York City time) on March 18, 2024 (the “Tender Expiration Deadline”)

Notes:

(1)	The aggregate principal amount of the Notes of US$414,000,000 is subject to a pool factor (the “Pool Factor”) following partial mandatory amortization redemptions pursuant to the terms and conditions of the Notes. The aggregate outstanding principal amount of the Notes following such partial mandatory amortization redemptions is US$357,323,400 as of the date of the Tender Offer Memorandum. As of the date of the Tender Offer Memorandum, the Pool Factor is 0.8631. On or after February 19, 2024, the Pool Factor is expected to be 0.8289, following further partial mandatory amortization redemptions expected to be made.

(2)	The Purchase Price for the Notes validly tendered and accepted for purchase will be paid following the application of the relevant Pool Factor applicable on such settlement date.

(3)	The Company will accept Notes validly tendered on a pro rata basis such that the aggregate principal amount of the Notes validly tendered and accepted for purchase does not exceed the Maximum Acceptance Amount. For the avoidance of doubt, determination as to whether or not the Maximum Acceptance Amount has been exceeded will be made based on the principal amount of the Notes validly tendered pursuant to the Early Tender Instructions and/or the Late Tender Instructions before application of the Pool Factor.

(4)	If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, all Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline). Accordingly, if the Maximum Acceptance Amount is reached in respect of tenders made at or prior to the Early Tender Deadline, no Notes tendered after the Early Tender Deadline will be accepted for purchase. For the avoidance of doubt, determination as to whether or not the Maximum Acceptance Amount has been exceeded will be made based on the principal amount of the Notes validly tendered pursuant to the Early Tender Instructions and/or the Late Tender Instructions before application of the Pool Factor.

Details of the Tender Offer

The Tender Offer will commence on February 16, 2024 and will expire at 5:00 p.m. (New York City time) on March 18, 2024 (the “Tender Expiration Deadline”), unless, at the sole discretion of the Company, extended, re-opened or amended, subject to the Indenture, applicable laws and as provided in the Tender Offer Memorandum.

In order to be eligible to receive the Tender Consideration, Noteholders must validly tender their Notes by, and such tender must be received by Morrow Sodali Limited as the information and tender agent (the “Information and Tender Agent”) at or prior to 5:00 p.m. (New York City time) on March 1, 2024 (the “Early Tender Deadline”) or the Tender Expiration Deadline. In addition to the Tender Consideration, the Company will also pay Noteholders (whose Notes are validly tendered by either the Early Tender Deadline or the Tender Expiration Deadline, as applicable and accepted for purchase by the Company) the applicable Accrued Interest Payment (as defined in the Tender Offer Memorandum), as provided in the Tender Offer Memorandum on or about March 8, 2024 (the “Early Settlement Date”) or March 21, 2024 (the “Final Settlement Date”), as applicable.

Maximum Acceptance Amount

The Company proposes to accept for purchase the Notes tendered in the Tender Offer of U.S.$12,000,000 (the “Maximum Acceptance Amount”) on the terms and subject to the conditions contained in the Tender Offer Memorandum.

The Maximum Acceptance Amount may be increased at the Company’s sole discretion, subject to applicable law and regulation, in which case the amended Maximum Acceptance Amount will be announced as soon as reasonably practicable following the Early Tender Deadline. The Company reserves the right, in its sole and absolute discretion, to purchase the Notes in excess of the Maximum Acceptance Amount, subject to applicable law.

For the avoidance of doubt, determination as to whether or not the Maximum Acceptance Amount has been exceeded will be made based on the principal amount of the Notes validly tendered pursuant to the Early Tender Instructions and/or the Late Tender Instructions before application of the Pool Factor.

Acceptance Priority

If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, the Company will accept tender instructions in accordance with the following acceptance priority (the “Acceptance Priority”):

(i)	firstly, towards the tender instructions received prior to Early Tender Deadline (the “Early Tender Instructions”); and

(ii)	secondly, towards the tender instructions received after the Early Tender Deadline but at or prior to the Tender Expiration Deadline (the “Late Tender Instructions” and, together with the Early Tender Instructions, the “Tender Instructions”),

provided that the Company will only accept for purchase Notes with an aggregate principal amount of the Notes tendered up to the Maximum Acceptance Amount.

All Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline, and to the extent that Notes are validly tendered at or prior to the Early Tender Deadline, the Maximum Acceptance Amount available after the Early Tender Deadline could be reduced significantly or altogether (unless the Maximum Acceptance Amount is increased such that the Tender Offer would not be oversubscribed at the Early Tender Deadline). Accordingly, in such circumstances, if the Maximum Acceptance Amount is reached in respect of tenders made at or prior to the Early Tender Deadline, no Notes tendered after the Early Tender Deadline will be accepted for purchase.

For the avoidance of doubt, determination as to whether or not the Maximum Acceptance Amount has been exceeded will be made based on the principal amount of the Notes validly tendered pursuant to the Early Tender Instructions and/or the Late Tender Instructions before application of the Pool Factor.

Pool Factor

As of the date of the Tender Offer Memorandum, the Pool Factor is 0.8631. On or after February 19, 2024, the Pool Factor is expected to be 0.8289, following further partial mandatory amortization redemptions expected to be made.

Pro Ration

Subject to the conditions as contained in the Tender Offer Memorandum, the Company will accept Notes validly tendered on a pro rata basis such that the aggregate principal amount of the Notes validly tendered and accepted for purchase does not exceed the Maximum Acceptance Amount. Such pro rata acceptance will be calculated by multiplying the principal amount of the Notes represented by each Tender Instruction by a Scaling Factor, rounded down to the nearest U.S.$1,000, as at the Early Tender Deadline or the Tender Expiration Deadline, as applicable.

For the avoidance of doubt, the Pro Ration calculations will be made based on the amount of the Notes validly tendered pursuant to the Early Tender Instructions and/or the Late Tender Instructions before application of the Pool Factor.

Additionally, if after applying such Scaling Factor and such rounding down, any Noteholder would be entitled to a return of a portion of tendered Notes that is less than the minimum denomination of U.S.$200,000, then the Company will, in its sole discretion, either reject all of the such Notes tendered by such Noteholder or accept all of the Notes tendered by such Noteholder without applying the Scaling Factor. All Notes not accepted as a result of scaling will be returned to the Noteholder on the applicable Settlement Date.

A separate Tender Instruction must be submitted on behalf of each beneficial owner of the Notes, given the possibility of Pro Ration.

Tender Instructions Irrevocable

Tenders Instructions, once submitted, are irrevocable.

Purpose of the Tender Offer

The purpose of the Tender Offer is to satisfy Section 3.12 of the Indenture pursuant to which the Company is required to make an offer to purchase U.S.$12,000,000 of the Notes, by a date that is on or prior to March 25, 2024.

Following the completion of the Tender Offer, the Company will separately make an offer to purchase an aggregate principal amount of U.S.$8,000,000 of the Notes by a date that is on or prior to August 26, 2024, pursuant to Section 3.12 of the Indenture.

Concurrent Tender Offer

Concurrent with the Tender Offer, a separate tender offer will be made to satisfy Section 3.11 of the Indenture with respect to the 2024 Notes to which the Company is required to make an offer to purchase U.S.$40,000,000 of the 2024 Notes, by a date that is on or prior to March 25, 2024.

Indicative Timetable for the Tender Offer

Event	Time and Date
Commencement of the Tender Offer. Tender Offer announced on the terms and subject to the conditions set forth in the Tender Offer Memorandum. Tender Offer Memorandum made available from the Information and Tender Agent via the Tender Offer Website, and notice of the Tender Offer is delivered to the Clearing Systems for communication to Direct Participants.	February 16, 2024.

Early Tender Deadline. The latest time and date for receipt of valid Early Tender Instructions by the Information and Tender Agent in order for Noteholders to be eligible to receive the Tender Consideration and be paid on the Early Settlement Date on the terms and subject to the conditions set forth in the Tender Offer Memorandum.	5:00 p.m. (New York City time) on March 1, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to applicable law and as provided in the Tender Offer Memorandum)).

Announcement of the Early Tender Results of the Tender Offer. Announcement of (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent at or prior to the Early Tender Deadline); and (ii) whether the Maximum Acceptance Amount has been exceeded and if applicable, the Scaling Factor.	As soon as practicable following the Early Tender Deadline, in any case, on or about March 4, 2024.

Early Settlement Date. The expected Early Settlement Date for the Tender Offer. Payment of Tender Consideration and applicable Accrued Interest Payment in respect of Notes validly tendered (provided such tenders are received by the Information and Tender Agent at or prior to the Early Tender Deadline) and accepted for purchase by the Company pursuant to the Tender Offer.	On or about March 8, 2024, subject to the express right of the Company, in its sole and absolute discretion, to amend or vary the terms of (including the timetable for) the Tender Offer.

Tender Expiration Deadline. The latest time and date for receipt of valid Late Tender Instructions by the Information and Tender Agent in order for Noteholders to be eligible to receive the Tender Consideration and be paid on the Final Settlement Date on the terms and subject to the conditions set forth in the Tender Offer Memorandum.	5:00 p.m. (New York City time) on March 18, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in the Tender Offer Memorandum)).

Event	Time and Date
Announcement of the Late Tender Results of the Tender Offer. Announcement of: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent after the Early Tender Deadline but at or prior to the Tender Expiration Deadline); (ii) whether the Maximum Acceptance Amount has been exceeded (if not exceeded by the Early Tender Deadline) and if applicable, the Scaling Factor; and (iii) the aggregate principal amount of Notes that will remain outstanding following completion of the Tender Offer.	As soon as practicable following the Tender Expiration Deadline, in any case, on or about March 19, 2024.

Final Settlement Date. The Final Settlement Date for the Tender Offer. Payment of the Tender Consideration and applicable Accrued Interest Payment in respect of Notes validly tendered (provided such tenders are received by the Information and Tender Agent after the Early Tender Deadline but at or prior to the Tender Expiration Deadline) and accepted for purchase by the Company pursuant to the Tender Offer.	On or about March 21, 2024, which may be amended by the Company in its sole and absolute discretion, subject to terms of the Indenture and applicable law.

The above times and dates are subject to the express right of the Company, in its sole discretion, to extend, re-open, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in the Tender Offer Memorandum). Noteholders are advised to check with any bank, securities broker or other Intermediary through which they hold Notes when such Intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in the Tender Offer before the deadlines specified in the Tender Offer Memorandum.

The deadlines set by any such Intermediary and each Clearing System for the submission of Tender Instructions may be earlier than the deadlines specified above.

All correspondence sent to the Information and Tender Agent should be directed to the contact information below. Requests for additional copies of documentation may be directed to the Information and Tender Agent at the e-mail address and telephone number specified on below. Electronic copies of all documents related to the Tender Offer will be made available online at https://projects.morrowsodali.com/azurepower.

Requests for information in relation to the Tender Offer should be directed to:
DEALER MANAGER

The Hongkong and Shanghai Banking Corporation Limited
Level 17, HSBC Main Building
1 Queen’s Road Central
Hong Kong
Phone: +852 3941 0223 (Hong Kong)
+44 207 992 6237 (London)

+1 212 525 5552 (New York)

US Toll Free: 1-888-HSBC-4LM
Email: liability.management@hsbcib.com

Requests for information in relation to the procedures for tendering Notes and participating in the Tender Offer and the submission of an electronic instruction or submission should be directed to:
INFORMATION AND TENDER AGENT
Morrow Sodali Limited
In Hong Kong:	In London:	In Stamford:
29/F No. 28 Stanley Street Central Hong Kong Telephone: +852 2319 4130	103 Wigmore Street London W1U 1QS United Kingdom Telephone: +44 20 4513 6933	333 Ludlow Street South Tower, 5th Floor Stamford, CT 06902 United States Telephone: +1 203 658 9457

Email: azurepower@investor.morrowsodali.com

Tender Offer Website: https://projects.morrowsodali.com/azurepower

Should you have any questions, please contact the Information and Tender Agent at the contact details above.

This notice is given by:

Azure Power Energy Ltd